Filed by CF Industries Holdings, Inc.

(Commission File No. 001-32597)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

(Commission File No. 001-08520)

On February 18, 2009, CF Industries Holdings, Inc. issued the following press release:

NEWS

NEWS

NEWS

CF INDUSTRIES FILES HART-SCOTT-RODINO NOTIFICATION IN CONNECTION
WITH ITS PROPOSED ACQUISITION OF TERRA INDUSTRIES

DEERFIELD, IL, February 18, 2009 — CF Industries Holdings, Inc. (NYSE: CF) today filed notification with the U.S. Department of Justice and the Federal Trade Commission as required under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, relating to its proposed acquisition of Terra Industries Inc. (NYSE: TRA).

“We are committed to a combination of CF Industries and Terra and are confident that the transaction will be approved in all relevant jurisdictions,” said Stephen R. Wilson, chairman, president and chief executive officer of CF Industries.  “We continue to believe a combination is in the best interests of both CF Industries and Terra shareholders.”

In addition, CF Industries today posted a report dated September 2, 2008, from the Federal Trade Commission in response to a Congressional inquiry into pricing in the fertilizer industry in North America to www.transactioninfo.com/cfindustries.  The report stated, among other findings, that “markets for fertilizer products in different countries are highly integrated, indicating that fertilizer prices are based on world market conditions.”  The FTC Staff also “found no indication that changes in concentration in North America had any significant effect on domestic or foreign fertilizer prices.”

On January 15, 2009, CF Industries proposed to acquire all of the outstanding common shares of Terra Industries for 0.4235 shares of CF Industries per common share of Terra Industries.  At the time of the announcement, the proposal represented a premium of 34% based on the 30-day volume weighted average prices for the shares of the two companies, and a 29% premium based on the 10-day volume weighted average.  Since the announcement, Terra’s stock price has increased by over 40%.

Morgan Stanley and Rothschild are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to CF Industries.

Additional information for Investors, Employees, Customers and the Agribusiness Community is available at www.transactioninfo.com/cfindustries or www.cfindustries.com.

Contacts

Charles A. Nekvasil

Director, Public and Investor Relations

847-405-2515 — CNekvasil@cfindustries.com

Susan Stillings / Monika Driscoll, 212-333-3810

Brunswick Group LLC

Alan Miller, 212-750-5833

Innisfree M&A Incorporated

About CF Industries

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, is the holding company for the operations of CF Industries, Inc. CF Industries, Inc. is a major producer and distributor of nitrogen and phosphate fertilizer products. CF Industries operates world-scale nitrogen fertilizer plants in Donaldsonville, Louisiana and Medicine Hat, Alberta, Canada; conducts phosphate mining and manufacturing operations in Central Florida; and distributes fertilizer products through a system of terminals, warehouses, and associated transportation equipment located primarily in the Midwestern United States. The company also owns a 50 percent interest in KEYTRADE AG, a global fertilizer trading organization headquartered near Zurich, Switzerland. Additional information on CF Industries is found on the company’s website at www.cfindustries.com.

Additional Information

CF Industries Holdings, Inc. (“CF Industries”) intends to file a proxy statement and other relevant materials with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra Industries Inc. (“Terra”). INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

CF Industries intends to file a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO (collectively with a Letter of Transmittal and related documents, the “Exchange Offer Documents”) with the SEC in connection with CF Industries’ proposed offer (the “Exchange Offer”) to exchange each issued and outstanding share of common stock of Terra for 0.4235 shares of CF Industries common stock. The Exchange Offer has not yet commenced. This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Terra common stock, nor is it a substitute for the Exchange Offer Documents.  The Offer will be made only through the Exchange Offer Documents.  INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY IF

AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Industries, CF Composite, Inc., their respective directors and executive officers and the individuals nominated by CF Composite, Inc. for election to Terra’s board of directors may be deemed to be participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders.  Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the Schedule 14A filed by CF Industries with the SEC on February 4, 2009.  CF Industries and its directors and executive officers may also be deemed to be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra.  Information regarding CF Industries’ directors and executive officers is available in its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 4, 2008, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

All information in this press release concerning Terra, including its business, operations and financial results was obtained from public sources.  While CF Industries has no knowledge that any such information is inaccurate or incomplete, CF Industries has not had the opportunity to verify any of that information.

Safe Harbor Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of federal securities laws.  All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF Industries’ proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Industries following completion of the proposed transaction; CF Industries’ ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Industries’ ability to promptly and effectively integrate the businesses of Terra and CF Industries; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the SEC.  We undertake no obligation to update or revise any forward-looking statements.

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